UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2018

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities and Exchange Commission on December 19, 2017.

Third Amendment to Promissory Note

On December 29, 2017, Pyxis Tankers Inc. (the “Company”) entered into a third amendment to the promissory note (the “Note”) it issued in favor of Maritime Investors Corp. (“MIC”) on October 28, 2015 (the “Third Amendment”). The Third Amendment (i) increases the outstanding principal balance of the Note from $2,500,000 to $5,000,000; (ii) extends the maturity date to June 15, 2019; (iii) increases the fixed interest rate to 4% per annum payable quarterly in arrears; and (iv) makes such interest payable only in cash.

In exchange for entering into the Third Amendment, the Company reduced the outstanding balance due to Pyxis Maritime Corp., an affiliate of MIC, by $2,500,000.

The foregoing description of the material terms of the Third Amendment is qualified in its entirety by reference to the full text of the Third Amendment, which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

Resignation of Robert Ladd from Board of Directors

As a result of the execution of the Company’s previously disclosed private placement with certain accredited investors in December 2017, the Company received a letter of resignation from Robert Ladd from the Board of Directors of the Company (the “Board”) on January 2, 2018 pursuant to the terms of the Agreement and Plan of Merger dated as of April 23, 2015, as amended, by and among Maritime Technologies Corp., LookSmart Ltd., LookSmart Group, Inc. and the Company. The Board does not currently intend to fill the vacant seat.

Exhibit Index

Exhibit Number	Document

10.1	Third Amendment, dated as of December 29, 2017, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: January 2, 2018